QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Wilder Richman Historic Properties II, L.P.

(Name of Subject Company (Issuer))

Dixon Mill Investor, LLC (offeror)

(Names of Filing Persons (identifying Status as offeror, issuer or other person))

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Mark M. Bava
Dixon Mill Investor, LLC
350 Veterans Boulevard
Rutherford, New Jersey 07070
(201) 804-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Gerald J. Guarcini, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
(215) 864-8625

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$4,509,000(1)	$571.29(2)

(1)
Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

(2)
Of the fee, $571.29 was previously paid with the Schedule TO filed February 10, 2004.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount previously paid:

        Form or registration no.:

        Filing party:

        Date filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒ third-party tender offer subject to Rule 14d-1.

        ☐ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Dixon Mill Investor, LLC, a New Jersey limited liability company (the "Purchaser"), to purchase units of limited partnership interests ("Units") of Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Amended Offer to Purchase dated February 26, 2004 filed as an exhibit to this Schedule TO (the "Offer to Purchase").

Item 11. Additional Information.

        The tender offer has been extended to expire at 5:00 p.m. on Friday, March 19, 2004, from the previous expiration date of Friday, March 12, 2004.

Item 12. Exhibits.

        (a)(4)    Press Release dated March 12, 2004.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2004

DIXON MILL INVESTOR, LLC
*By:	/s/ MARK M. BAVA Mark M. Bava Authorized Agent

4

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Press Release dated March 12, 2004.

QuickLinks

SIGNATURE
EXHIBIT INDEX